Exhibit 99.1

ZenaTech Successfully Tests Four IQ Nano Indoor Drones Using Swarm Technology for Inventory Management Applications Benefiting Government and Defense

Vancouver, British Columbia, (January 27, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today announces that it has successfully conducted advanced testing of its proprietary ZenaDrone IQ Nano indoor inventory management drones and drone swarm technology. The tests incorporated four drones configured to fly simultaneously and independently in a GPS-denied environment, each drone on a different flight path executing rapid bar code scanning of packages in a simulated warehouse environment. The successful test validates the company’s scalable, software-driven solution for addressing mission-critical defense logistics and inventory tracking challenges as global defense organizations increasingly prioritize automation, accuracy, and operational readiness.

“Executing this successful test of multiple IQ Nano inventory drones and swarm technology marks another accomplishment in our mission to build drone platforms that modernize defense logistics and help the federal government agencies manage assets in global warehouses, armories, and depots,” said Shaun Passley, Ph.D., ZenaTech CEO. “These facilities need speed, accuracy, and reliability, yet many still rely on manual, error-prone processes. As global demand for autonomous systems accelerates, we believe our AI-driven, scalable platform is uniquely positioned to deliver measurable gains in inventory data accuracy, operational efficiency, and mission readiness.”

Drone swarm technology, consisting of multiple drones working together autonomously, sharing information and tasks to complete a mission more efficiently, has grown in importance as defense and commercial markets seek faster, safer, and more intelligent ways to manage large, complex environments needing real-time visibility and operational efficiency that traditional methods can no longer provide. Alongside indoor inventory drone swarm technology for defense and commercial inventory management, the company is also working on drone swarm advancements for applications such as wildfire management. While still in the early stages, drone swarms turn autonomy into a scalable platform—delivering faster operations, higher reliability, and system-level efficiency that single drones can’t achieve.

The IQ Nano, a compact indoor drone with a starting size of approximately 20” X 20”, is specifically built to operate in GPS-denied environments such as warehouses and military facilities. Designed for inventory management through barcode scanning and security applications, it features advanced obstacle avoidance and supports AI-driven drone swarms or fleets, making it a critical asset in ZenaTech’s ZenaDrone autonomous solutions.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical applications for commercial, government and defense. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.